FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2016
Commission File Number 1-812

UTC PUERTO RICO SAVINGS PLAN
UNITED TECHNOLOGIES CORPORATION
10 Farm Springs Road
Farmington, Connecticut 06032

UTC PUERTO RICO SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Administrator of the
UTC Puerto Rico Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the UTC Puerto Rico Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) at December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 29, 2017

UTC PUERTO RICO SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31, 2016	December 31, 2015
Assets:
Investments, at fair value	$24,310,790	$20,819,842
Contributions receivable:
Participants'	60,734	43,795
Employer's	28,149	15,577
Notes receivable from participants	3,322,213	3,584,699
Net assets available for benefits	$27,721,886	$24,463,913

The accompanying notes are an integral part of these financial statements.

UTC PUERTO RICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016
Additions to net assets attributed to:
Investment income:
Interest	$2,880
Dividends	658,018
Net appreciation in fair value of investments	1,211,235
Contributions:
Participants'	2,037,510
Employer's	864,809
Interest income on notes receivable from participants	305,690
Total additions	5,080,142
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	1,822,169
Total deductions	1,822,169
Net increase	3,257,973
Net assets available for benefits December 31, 2015	24,463,913
Net assets available for benefits December 31, 2016	$27,721,886
The accompanying notes are an integral part of these financial statements.

UTC PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The UTC Puerto Rico Savings Plan, formerly known as the Hamilton Sundstrand de Puerto Rico Savings Plan (the Plan), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (ERISA), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation (UTC or Employer).
As more fully discussed below, effective July 1, 2016, a number of administrative changes and amendments were made to the Plan, including:

•	renaming of the Plan to "UTC Puerto Rico Savings Plan;"

•	amendment to increase the employer matching formula to provide company matching contributions equal to 60% of employee contributions on up to 6% of eligible employee payroll contributions;

•	amendment of the vesting provisions to provide for vesting of the employer matching contributions at the earlier of 2 years of Plan participation or 3 years of eligible employee service;

•	amendment of the Plan's automatic enrollment feature, wherein new participants will be initially enrolled at a 4% contribution level with annual automatic increases;

•
amendment of the Plan's loan provisions, limiting the number of loans that may be outstanding to one and establishing the interest rate for new Plan loans at 1% above the prime lending rate published in the Wall Street Journal at the time of the loan;

•	changing the Plan's Recordkeeper from Banco Popular de Puerto Rico to Hewitt Associates Caribe, Inc.

•	replacement of all investment funds, with the exception of the UTC Stock Fund, with new investment funds.
The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from UTC.
Trustee and Recordkeeper. Banco Popular de Puerto Rico is the Plan's Trustee and Custodian and holds all of the Plan's assets. Effective July 1, 2016, Hewitt Associates Caribe, Inc. replaced Banco Popular de Puerto Rico as the Plan's Recordkeeper and performs participant account recordkeeping services.
Contributions and Vesting. Participants may elect to contribute up to the lesser of 40% of pre-tax eligible compensation, as defined, or $15,000. Participants may also make additional after-tax contributions of up to 10% of eligible compensation through payroll deductions, subject to statutory and Plan limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2016, the Plan offered seventeen investment options to participants: eleven target retirement funds, a total stock market index fund, an international stock index fund, a total bond market index fund, a money market fund, a target retirement income fund and a UTC Common Stock fund.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Effective July 1, 2016, new participants are automatically enrolled at a 4% pre-tax deferral rate 45 days after date of hire. Participants may opt out of automatic enrollment at any point. The contribution rate will automatically increase by 1% each year thereafter until it reaches 6%. Automatic contributions are invested in an age appropriate target retirement fund. Employer contributions plus actual earnings thereon become fully vested after two years of Plan participation or three years of continuous service, or earlier upon other events specified in the Plan.
Effective July 1, 2016, the company matching contribution is equal to 60 percent of the participant's first 1 percent to 6 percent of eligible contributions, as defined. Prior to July 1, 2016, the company matching contribution was equal to 100 percent of the participant's eligible contributions from the first 2 percent of base pay, as defined. Employer and participant contributions are deposited into the investment funds in accordance with the participants' elections.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service, as defined.
Participant Accounts. Each participant's account is credited with (a) the participant's contributions, (b) UTC's contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Employer contribution amounts are used to reduce the Employer contributions to the Plan. For the year ended December 31, 2016, approximately $28,000 of forfeitures was used to fund a portion of Employer contributions.

Voting Rights. Common stock held in the UTC Common Stock Fund are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in that fund. All shares of Employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC Common Stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.
Notes Receivable from Participants. Under the terms of the Plan, participants are allowed to borrow up to the lesser of 50 percent of their vested account balances or $50,000 (less the amount of the participant's highest outstanding loan balance in the preceding 12 month period), with a minimum loan amount of $1,000, and must repay their loan within five years. New loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent per The Wall Street Journal/Reuters, which stood at 4.75 percent at December 31, 2016. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants. Effective July 1, 2016, the Plan was amended to limit participants to one outstanding loan at any time. For Participants having two loans outstanding as of the amendment date, the terms of the existing loans will remain in effect until the loans are repaid.
Payment of Benefits. Generally, on termination of service, benefits may be left in the Plan or paid in a lump sum or in installments to a terminating participant. In the case of death of a participant, benefits may be paid to beneficiaries in a lump sum or in installments. Participants are also eligible for hardship withdrawals in accordance with the Plan document.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition. The Plan's investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion of how the fair values of the Plan's investments were determined.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.
Net appreciation in the fair value of investments includes realized and unrealized gains and losses.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.
Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2016. Investment management fees are included within net appreciation.
Payments of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring December 31, 2016 through the date the financial statements were issued.
NOTE 3 - FAIR VALUE OF INVESTMENTS
In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. The ASU is effective for annual reporting periods beginning after December 15, 2015. The provisions of this ASU have been adopted for the current Plan year and retrospectively for the Plan year ended December 31, 2015.
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of those investments:
Interest-bearing cash – Money market accounts are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. The money market accounts that are invested in by the Plan are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest. The money market fund is traded daily without restriction.
Mutual funds – Shares held in mutual funds are valued at the prices as of the last business day of each period presented.
UTC Common Stock fund – The UTC Stock Fund invests in a single stock, UTC Common Stock. The value of the units credited to participants' UTC Stock Fund account tracks the value of UTC Common Stock, and this Fund holds certain highly liquid short-term investments, which provide readily available cash to fund participants’ distributions, loans, and investment exchanges. Prior to July 1, 2016, the Plan invested directly in UTC Common Stock. At December 31, 2015, UTC Common Stock was stated at fair value determined using the closing sales price as of the valuation date.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Not Subject to Leveling	Total
Short-term investments	$—	$31,760	$—		$31,760
Money market accounts	—	589,634	—		589,634
UTC Common Stock Fund	—	6,692,280	—		6,692,280
Mutual Funds [1]				$16,997,116	16,997,116
Total	$—	$7,313,674	$—	$16,997,116	$24,310,790

	December 31, 2015
	Level 1	Level 2	Level 3	Not Subject to Leveling	Total
Interest-bearing cash	$79,879	$—	$—		$79,879
Money market accounts	—	6,500,516	—		6,500,516
UTC Common Stock	5,760,357	—	—		5,760,357
Mutual Funds [1]				$8,479,090	8,479,090
Total	$5,840,236	$6,500,516	$—	$8,479,090	$20,819,842

1
In 2016, the Plan adopted the provisions of ASU 2015-07, which permits investments that utilize NAV as a practical expedient to measure fair value to be excluded from the fair value hierarchy. Amounts previously reported for December 31, 2015 have been restated to reflect the required retrospective adoption of ASU 2015-07.

NOTE 4 - RELATED-PARTY TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions. During the year ended December 31, 2016, the Plan purchased shares of UTC Common Stock in the amount of $1,397,294 including dividends and interest in the amount of $154,699, sold shares of UTC Common Stock in the amount of $1,335,330, and had net appreciation in the fair value of the UTC Common Stock in the amount of $869,959. The total value of the Plan's interest in UTC Common Stock was $6,692,280 and $5,760,357 at December 31, 2016 and 2015, respectively.

NOTE 5 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
NOTE 6 - TAX STATUS
As discussed more fully in Note 1, effective July 1, 2016, the Plan adopted and implemented a number of amendments and administrative changes. On April 3, 2017, in compliance with the provisions of Circular Letter of Tax Policy No. 16-08 issued by the Puerto Rico Treasury Department on December 23, 2016, a request for determination as to qualification under the provisions of Sections 1033.09 and 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended, was filed. While this determination letter has not yet been received, the Plan administrator believes that the
Plan is designed and is currently being operated in compliance with the applicable requirements of the Act, as amended.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by The Puerto Rico Department of Treasury. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

SUPPLEMENTAL SCHEDULE
UTC PUERTO RICO SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	United Technologies Corporation Fund	Common Stock Fund	**	$6,692,280
*	Interest-Bearing Cash Account	Short-term Investment	31,760	31,760
	Vanguard Target Retirement 2010	Mutual Fund	**	160,098
	Vanguard Target Retirement 2015	Mutual Fund	**	266,857
	Vanguard Target Retirement 2020	Mutual Fund	**	1,543,425
	Vanguard Target Retirement 2025	Mutual Fund	**	3,326,040
	Vanguard Target Retirement 2030	Mutual Fund	**	2,808,162
	Vanguard Target Retirement 2035	Mutual Fund	**	2,642,611
	Vanguard Target Retirement 2040	Mutual Fund	**	1,780,236
	Vanguard Target Retirement 2045	Mutual Fund	**	1,581,255
	Vanguard Target Retirement 2050	Mutual Fund	**	1,123,920
	Vanguard Target Retirement 2055	Mutual Fund	**	367,958
	Vanguard Target Retirement 2060	Mutual Fund	**	36,200
	Vanguard Target Retirement Income	Mutual Fund	**	173,979
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	818,537
	Vanguard Total International Stock Index Fund	Mutual Fund	**	65,713
	Vanguard Total Bond Market Index Fund	Fixed Income	**	302,125
	Vanguard Treasury Money Market Fund	Money Market Fund	**	589,634
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 4.25 percent to 9 percent, terms ranging from 1 year to 11 years	—	3,322,213
				$27,633,003

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

SIGNATURE
The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UTC PUERTO RICO SAVINGS PLAN

Dated:	June 29, 2017	By:	/s/ PETER HOLOWESKO
Peter Holowesko Vice President, Global Benefits United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.